UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2008

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated November 14, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: November 14, 2008

Exhibit No.	Description
1.	Press release, dated November 14, 2008.

Exhibit 1

Jinpan International Reports Third Quarter 2008 Financial Results

- 3Q08 Sales Increase 52% to $44.7 Million - - 3Q08 Net Income Increases 25% to $5.2 Million -

•  Friday November 14, 2008, 8:00 am EST

ENGLEWOOD CLIFFS, N.J., Nov. 14 /PRNewswire-FirstCall/ -- Jinpan International Ltd. (Nasdaq: JST - News), a leading designer, manufacturer, and marketer of cast resin transformers for power distribution and wind energy products, today announced consolidated financial results for the third quarter ended September 30, 2008.

Total sales for the third quarter reached $44.7 million, a 51.9% increase over total sales of $29.5 million for the same period last year. The increase in sales was primarily a result of strong demand for the Company’s cast resin transformers, both in China and internationally, as well as increased sales for the Company’s wind energy products which include transformers and reactors for wind energy applications.

Sales outside of China in the third quarter increased 725% to 5.8 million, or 13% of total sales, compared to $0.8 million, or 2.7% of total sales, for the same period last year. Cast resin transformers, switch gears and unit substations represented $38.3 million, or 86%, of sales in the third quarter while wind energy products represented $6.5 million, or 14%, of total sales.

Gross profit in the third quarter was $14.0 million, a 33% increase over the same period last year. Third quarter gross margin decreased 440 basis points to 31.4%, compared to 35.8% in the same period last year. During the third quarter the Company was negatively impacted by an increased in the cost of its raw materials. Due to the contractual terms of many of the Company’s customer purchase order agreements, the Company was not able to pass the effect of this cost increase on to its customers until after the completion of the third quarter. Consequently, the Company believes that gross margin will trend higher in the fourth quarter due to the recent decline in raw material prices.

Selling and administrative expenses in the third quarter were $6.7 million, or 15.0% of sales, compared to $5.7 million, or 19.5% of sales, in the same period last year. Selling and administrative expenses on a percentage basis decreased due to the implementation of strict cost control measures.

Operating income in the third quarter of 2008 increased 52% to $7.3 million, or 16.4% of sales, compared to $4.8 million, or 16.4% of sales, in the same period last year.

Net income for the third quarter of 2008 increased 24.8% to $5.2 million, or $0.63 per diluted share, compared to $4.1 million, or $0.51 per diluted share, in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “We are proud to see continued strong growth in our business. Despite the challenging market environment, overall demand for our cast resin and power distribution products remains healthy. We believe we are developing an effective operating platform, targeting the right end markets, and have the financial strength to further expand our business opportunity for the remainder of this year and beyond. We anticipate continued growth in our existing markets within China, and believe that our business outside of China will contribute more meaningfully to our revenue stream in the future.”

The Company’s cash position at the end of the third quarter was $12.3 million compared to $17.1 million as of December 31, 2007 and $11.4 million at the end of the second quarter of 2008.

Accounts receivable at September 30, 2008, increased to $60.0 million from $43.0 million as of December 31, 2007 largely due to the increase in total sales. Accounts receivable as a percentage of trailing twelve months revenue was 38% in the third quarter, which is within the same range as the prior year period.

Inventories at September 30, 2008 were valued at $35.5 million, a 7% increase from the end of the second quarter of 2008 and a 37.8% increase from the end of the fourth quarter of 2007. The increase in inventory also reflects the additional capacity at the Company’s Wuhan manufacturing facility requiring supporting raw material and work-in-progress inventory.

Through the first nine months of 2008, revenue increased 40.4% to $109.1 million compared to $77.8 million for the same period last year. Gross profit through the first nine months of 2008 increased 36.1% to $35.3 million, or 32.4% of sales, compared to $26.0 million, or 33.4% of sales, for the same period last year. Selling and administrative expenses through the first nine months of 2008 were $18.2 million, or 16.7% of sales, compared to $14.2 million, or 18.2% of sales, for the same period last year. Operating income through the first nine months of 2008 increased 44.8% to $17.1 million compared to $11.8 million for the same period last year. Net income through the first nine months of 2008 increased 38.2% to $13.6 million, or $1.67 per diluted share, compared to $9.8 million, or $1.21 per diluted share, for the same period last year.

2008 Financial Outlook

The Company reiterates its 2008 outlook of sales of approximately $155 million, which represents a 30% increase over 2007 sales of $119.6 million. The Company is modifying its 2008 net income estimates from approximately $21.4 million, or $2.64 per diluted share, to a range of $20.0-$20.5 million, or $2.45-$2.52 per diluted share in order to account for increased taxes due from the Company’s U.S. operations, which are expected to represent a higher percentage of total overall revenue in 2008 than originally anticipated. These forecasts include the sales contributions from the Wuhan manufacturing facility which opened in June, 2008.

Mr. Li continued, “We remain focused on becoming a leading supplier of electrical power distribution equipment. Demand for electricity continues to grow on a global scale and our business is well positioned to capitalize on ongoing economic and infrastructure growth in China as well as from increased alternative energy projects in markets around the world. We continue to focus on increasing our market penetration, developing high margin power distribution products and enhancing our operations to increase manufacturing capacity and efficiency. We remain encouraged with our performance and look forward to continued progress ahead.”

Conference Call

The Company will hold a conference call to discuss the financial results at 9:00 a.m. ET today. The Company invites you to join the call by dialing 1-913-312-0843. A live webcast of the conference call will be available at http://www.viavid.net. A replay of the call will be available after the call through November 28, 2008. Listeners may access the replay by dialing 1-719-457-0820, passcode: 3940737.

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq: JST - News) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

-- our ability to successfully implement our business strategy;

-- the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

-- the effects of rapid technological changes and vigorous competition in the markets in which we operate;

-- uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

-- uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

-- other factors or trends affecting the industry generally and our financial condition in particular;

-- the effects of the higher degree of regulation in the markets in which we operate;

-- general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

-- the monetary and interest rate policies of the countries in which we operate;

-- changes in competition and the pricing environments in the countries in which we operate;

-- exchange rates; and

-- other factors listed from time to time in the our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2007 and our subsequent reports on Form 6-K.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income (unaudited)

For the Three and Nine Month Periods Ended September 30, 2008

	Three	Three	Nine	Nine
	Months	months	months	months
	Ended	ended	ended	ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2008	2007	2008	2007
(In thousands, except	US$	US$	US$	US$
per share data)

Net sales	44,724	29,467	109,126	77,756
Cost of Goods Sold	(30,684)	(18,908)	(73,789)	(51,777)
Gross Margin	14,040	10,559	35,337	25,979

Operating Expenses
Selling and administrative	(6,725)	(5,736)	(18,228)	(14,154)
Operating income	7,315	4,823	17,109	11,825

Interest Expenses	(451)	(196)	(921)	(442)
Other Income	186	157	556	351
Income before income taxes	7,050	4,784	16,744	11,734

Income taxes	(1,895)	(652)	(3,156)	(1,910)
Net income	5,155	4,132	13,588	9,824

Earnings per share

-Basic	US$0.65	US$0.52	US$1.70	US$1.23

-Diluted	US$0.63	US$0.51	US$1.67	US$1.21

Weighted average number of shares

-Basic	7,987,214	7,974,295	7,987,214	7,974,295

-Diluted	8,147,342	8,087,308	8,147,342	8,087,308

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2008

	Sept. 30	Dec. 31
	2008	2007
	US$	US$
unaudited
Assets

Current assets:

Cash and cash equivalents	$12,329	$17,122
Investment available for sales	737	193
Accounts receivable, net	60,367	43,026
Inventories	35,463	25,743
Prepaid expenses	7,943	12,208
Other receivables	5,854	2,969

Total current assets	126,958	96,996

Property, plant and equipment, net	18,496	9,031

Construction in progress	10,300	2,889

Intangible assets-Goodwill	12,356	11,549
Deferred tax assets	803	807

Total assets	168,913	121,272
Liabilities and Shareholders’ Equity
Current liabilities:

Short term bank loans	22,773	9,874
Accounts payable	11,350	6,372
Income tax	3,472	2,353
Advance from customers	6,272	4,638
Other Payable	23,589	15,292

Total current liabilities	67,456	38,529

Shareholders’ equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares -
8,189,684 in 2008 and 8,186,617 in 2007	73	73
Common Stock, Warrants	854	854
Convertible preferred stock,
US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares -
3,055 in 2008 and 6,111 in 2007	1	1
Additional paid-in capital	34,128	33,938
Reserves	3,905	3,905
Retained earnings	51,313	39,659
Accumulated other comprehensive income	11,972	5,102
	102,246	83,532
Less: Treasure shares at cost, common stock-206,470 in 2008 and
206,470 in 2007	(789)	(789)
Total shareholders’ equity	101,457	82,743

Total liabilities and shareholders’	$168,913	$121,272

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2008(Unaudited)

	Nine	Nine
	Months	months
	Ended	ended
	Sept 30	Sept 30
	2008	2007

Operating activities
Net income	13,588	9,824
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	1,109	762
Provision for Doubtful Debt	(298)	373
Loss/(Gain) on disposal of fixed assets	7	8
Deferred Income Tax	58	6
Stock-based compensation cost	183	21
Changes in operating assets and liabilities

Accounts receivable	(13,553)	(13,207)
Inventories	(7,654)	(2,152)
Prepaid expenses	(3,585)	(4,736)

Other receivables	(2,588)	(519)
Accounts payable	4,380	(845)
Income tax	922	660
Advance from customers	1,266	851
Other liabilities	6,985	937
Net cash provided by/(used in) operating activities	820	(8,017)
Investing activities
Purchases of property, plant and equipment	(9,655)	(4,018)
Proceeds from sales of property, plant and equipment	2	18

Payment for construction in progress	(6,966)	(795)
Purchase of available-for-sales securities	(511)	—

Net cash provided by (used in) investing
Activities	(17,130)	(4,795)
Financing activities
Proceeds from bank loan	25,921	9,309

Repayment of bank loan	(14,124)	(9,157)
Proceeds from exercise of stock options	—	34
Acquired minority interest	—	(11,000)
Dividends paid	(1,934)	(1,931)

Net cash provided by/(used in) financing activities	9,863	(12,745)

Effect of exchange rate changes on cash	1,654	662
Net increase/(decrease) in cash and cash equivalents	(4,793)	(24,895)
Cash and cash equivalents at beginning of year	17,122	34,115
Cash and cash equivalents at end of the period	12,329	9,220

Interest paid	843	274
Income taxes paid	1,812	1,282